EXHIBIT 9.1

Project Anglo Energy

Term Sheet Agreement

As of March 21, 2007, the following sets forth the principal terms upon which TEXADA VENTURES INC., a Nevada corporation (“Buyer”), intends to acquire all of the rights and interests in a to be negotiated Production Sharing Agreement (the “PSA”) held by ANGLO ENERGY REFINING CORP., a Panamanian corporation (“Seller”), which relates to a 40% production sharing interest (the “Acquired Interests”) in the ITT Ecuadorian oil and gas field (the “ITT Crude Oil Fields”) held by TURKISH PETROLEUM INTERNATIONAL COMPANY LTD, a State Owned Oil Company of Turkey (“Turkish”). The acquisition by Buyer from Seller of the rights under the PSA is referred to herein as the “Acquisition.”

This term sheet constitutes an outline of the principal intended terms of the proposed transaction to facilitate the preparation of a definitive agreement. Each party covenants not to institute or participate in any proceeding seeking to establish a contrary interpretation.

1. Structure and Consideration:

The proposed transaction would be structured as follows:

1. Buyer may at its option form an acquisition subsidiary to facilitate the Acquisition.

2. Buyer will commence a financing to raise up to US$3 million by issuing common stock of Buyer at a price negotiated and accepted by the marketplace (the “Placement”) to fund the purchase price and working capital requirements related to the Acquisition and the PSA for the ITT Crude Oil Fields in Ecuador. Buyer, at its option, may raise such financing through mezzanine debt financing, which may be satisfied by a subsequent placement of issuing common stock of Buyer at a price accepted by the marketplace.

3. Buyer and Seller will enter into an agreement under which:

(a) Buyer will have the right to acquire Seller’s rights as to be determined by the PSA by (i) paying USD$500,000 directly to Seller for documented expenditures prior to March 1, 2007 regarding the PSA (the “Initial Purchase Price”) and (ii) any and all future documented expenses related to the PSA.

(b) Buyer agrees to pay Seller (i) USD$125,000 of the Initial Purchase price upon signing of a Definitive Agreement as defined in Section 3; (ii) a further USD$125,000 of the Initial Purchase Price on the 30-day anniversary of signing a Definitive Agreement and (iii) USD$250,000 on the 90-day anniversary of signing a Definitive Agreement.

(c) Seller shall use best efforts to provide Buyer, its representatives and potential investors, access to information, documentation, records, personnel and other items reasonably requested in order to conduct and complete satisfactory due diligence.

(d) Immediately following the Closing Date, Seller shall assign and Buyer shall, directly or indirectly, hold all rights, title and interest in the Acquired Interest under the PSA, to be negotiated, executed and consented to by Turkish and, as applicable, the government of Ecuador.

The parties will negotiate additional provisions in connection with the transaction as may be reasonably required.

2. Shareholder Approval; Securities Law Matters:

It is anticipated that the board of directors of Buyer and Seller will approve the Acquisition and to the extent required recommend that the shareholders entitled to vote to approve the transaction, vote or consent (if applicable) to approve the Acquisition.

Upon signing of this term sheet, Buyer shall file a Form 8-K with the SEC disclosing this term sheet.

Upon Closing, Buyer shall file a Form 8-K describing the completed Acquisition.

3. Definitive Agreement:

Buyer’s counsel will prepare the definitive agreement setting forth the final terms of the proposed Acquisition (the “Definitive Agreement”). The Definitive Agreement will reflect the agreed upon terms and conditions as well as customary representations, warranties, covenants, termination rights and termination fee provisions. The representations and warranties by Sellers shall not survive closing with the exception of the representations and warranties related to: (i) due incorporation and capitalization, (ii) authority, (iii) enforceability and assignability of the PSA and (iv) enforceability of the Definitive Agreement.

The parties will work together in good faith to (i) negotiate and finalize the Definitive Agreement on or before March 26, 2007 (the “Closing Date”). In addition and whenever necessary, the parties will negotiate ancillary agreements.

4. Due Diligence:

Prior to execution of the Definitive Agreement and upon reasonable advance notice, Seller will use its best efforts to provide Buyer and its representatives access to the statements, contracts and other business information in order to conduct due diligence with respect to the Acquisition. A principal condition to closing will be Buyer’s completion of satisfactory due diligence of which the most important item is confirmation that Turkish will finance their 60% of the total cost to be outlined and incorporated in the PSA.

5. Tax Efficiency	The parties agree that the Acquisition shall be structured to minimize tax consequences to each of Buyer and Sellers in connection with the transaction.
6. Key Management & Employees; Directors:	Upon completion of the Acquisition, the Management of Buyer shall be expanded at Buyer’s discretion.

7. Principal Conditions to Closing:

A. Buyer’s obligations to consummate the Acquisition will be conditional upon the satisfaction of customary conditions, including but not limited to: (i) obtaining necessary governmental, regulatory and court consents, waivers and approvals (including antitrust clearance, to the extent applicable) related to the Acquisition of the rights of this transaction, (ii) compliance with pre-closing covenants and continuing accuracy of Seller’s representations and warranties in all material respects and Buyer’s completion of satisfactory due diligence.

B. Seller’s obligations to consummate the Acquisition will be conditional upon fulfillment of the Buyer of the conditions stipulated in clause 1.3 and 3 of this agreement.

If any of the obligations of the Buyer committed in clause 1.3 or 3 of this agreement are not fulfilled, Seller will have the right to cancel this agreement without any further liability or obligation on their side.

8. Transaction Expenses:	Each party will pay its own expenses in connection with the negotiation of the Definitive Agreements and the Acquisition.
9. Exclusivity:

In consideration of the time and resources that both the Buyer and Seller management teams will devote to the contemplated transaction, the Definitive Agreement shall provide for covenants by the Buyer and Seller not to discuss a sale of their respective entities or assets with another party nor will the Seller introduce the sale of its PSA rights to any other party for 30 days following signing of this term sheet.

10. Public Announcement:

It is anticipated that Buyer at its sole discretion shall disseminate a press release outlining the proposed Acquisition upon signing of this term sheet.

Beyond that neither Buyer nor Seller will make any public disclosure with respect to the Acquisition addressed herein without the prior approval of the other, except as otherwise required by law. Each party, prior to such disclosure, shall submit the proposed disclosure to the other party.

11. Governing Law:	This letter shall be governed and construed in accordance with the laws of Nevada, without giving effect to the conflict of laws provisions thereof.

This term sheet constitutes the understandings of the parties on matters related to the acquisition.

TEXADA VENTURES INC.

By: /s/ John Veltheer

On behalf of Texada Ventures Inc.

Dated:	21 March 2007

ANGLO ENERGY REFINING CORP.

By: /s/ Miguel Puga

On behalf of Anglo Energy Refining Corp.

Dated: 21 March 2007